The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration No. 333-119313

Subject to Completion, dated September 6, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 12, 2005)

2,500,000 Shares

Chesapeake Energy Corporation

        % Cumulative Convertible Preferred Stock

We are offering 2,500,000 shares of     % cumulative convertible preferred stock. The annual dividend on each share of preferred stock is $             and is payable quarterly in cash, common stock or a combination thereof, in arrears, on each March 15, June 15, September 15 and December 15, commencing December 15, 2005. Each share of preferred stock has an initial liquidation preference of $100.00 per share and is convertible, at the holder’s option at any time, initially into approximately              shares of our common stock based on an initial conversion price of $             per share, subject in each case to specified adjustments. The conversion price will be adjusted as described herein upon the occurrence of certain change of control transactions and other events. The preferred stock is not redeemable by us at any time. In the event that a fundamental change occurs, we will pay a make-whole premium on preferred stock converted in connection therewith, as described in this offering circular. On or after September 15, 2010, if the closing price of our common stock exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading day period, we may at our option cause the preferred stock to be automatically converted into shares of common stock at the then prevailing conversion price.

Our common stock is listed on the New York Stock Exchange under the symbol “CHK.” On September 6, 2005, the last reported sale price of our common stock was $32.49 per share.

We expect to list the common stock issuable upon conversion of the preferred stock on the New York Stock Exchange.

Investing in the preferred stock involves risks. See “ Supplemental Risk Factors” beginning on page S-13 of this prospectus supplement and “Risk Factors” beginning on page 2 of the accompanying prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Chesapeake (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 2,500,000 shares of preferred stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the preferred stock in book-entry form on or about September     , 2005.

Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC

CREDIT SUISSE FIRST BOSTON

LEHMAN BROTHERS

MORGAN STANLEY

WACHOVIA SECURITIES

Senior Co-Managers

BEAR, STEARNS & CO. INC.	CITIGROUP	DEUTSCHE BANK SECURITIES

GOLDMAN, SACHS & CO.	RAYMOND JAMES	UBS INVESTMENT BANK

Co-Managers

GILFORD SECURITIES INCORPORATED	HARRIS NESBITT	HOWARD WEIL INCORPORATED

JEFFERIES & COMPANY, INC.	JOHNSON RICE & COMPANY L.L.C.	PRITCHARD CAPITAL PARTNERS, LLC

SIMMONS & COMPANY INTERNATIONAL

September     , 2005

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Chesapeake

We are the third largest independent producer of natural gas in the U.S. and own interests in approximately 21,500 producing oil and gas wells. At June 30, 2005, approximately 90% of our proved reserves (by volume) were natural gas, and approximately 64% of our proved oil and natural gas reserves were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, Arkansas, Kansas and the Texas Panhandle. In addition, we are building significant secondary operating areas in the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of north-central Texas and the Ark-La-Tex areas of East Texas and northern Louisiana.

As of December 31, 2004, our estimated proved reserves were 4,902 bcfe. As of June 30, 2005, our internally estimated proved reserves had grown to 5,850 bcfe, an increase of 948 bcfe, or 19%. During the first half of 2005, we replaced our 218 bcfe of production with an internally estimated 1,166 bcfe of new proved reserves, for a reserve replacement rate of 535%. Reserve replacement through the drillbit was 583 bcfe, or 268% of production (including 43 bcfe from positive performance revisions and 25 bcfe from oil and natural gas price increases), and reserve replacement through acquisitions was 583 bcfe, or 267% of production.

From January 1, 1998 through June 30, 2005, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased approximately 4.5 tcfe of proved reserves at a total cost of approximately $7.1 billion (including amounts paid for unproved leasehold but excluding $809 million of deferred taxes in connection with certain corporate acquisitions), pro forma for our recent and pending acquisitions.

During the first half of 2005, we were especially active in the acquisitions market. Acquisition expenditures totaled $1.8 billion in this period (including amounts paid for unproved leasehold but excluding $252 million of deferred taxes in connection with certain corporate acquisitions), pro forma for our recent and pending acquisitions. Through these acquisitions, we will have acquired an internally estimated 696 bcfe of proved oil and natural gas reserves at a cost of $1.54 per mcfe (excluding amounts paid for unproved leasehold and $0.36 per mcfe of deferred taxes in connection with certain corporate acquisitions).

During the first half of 2005, we led the nation in drilling activity with average utilization of 71 operated rigs and 65 non-operated rigs. Through this drilling activity, we drilled 413 (305 net) operated wells and participated in another 505 (60 net) wells operated by other companies and we added approximately 515 bcfe of proved oil and natural gas reserves. Our success rate was 98% for both operated and non-operated wells. As of June 30, 2005, our proved developed reserves were 63% of our total proved reserves. In the first half of 2005, we invested $118 million in leasehold (exclusive of leases acquired through acquisitions) and 3-D seismic data.

We intend to use the net proceeds from this offering to repay amounts borrowed under our revolving bank credit facility. Please see “Use of Proceeds.”

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Business Strategy

Since our inception in 1989, our goal has been to create value for investors by building one of the largest onshore natural gas resource bases in the United States. For the past seven years, our strategy to accomplish this goal has been to build the dominant operating position in the Mid-Continent region, the third largest gas supply region in the U.S. In building this industry-leading position in the Mid-Continent, we have integrated an aggressive and technologically advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions. We have also been building significant secondary operating areas in the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of north-central Texas and the Ark-La-Tex areas of East Texas and northern Louisiana. We believe significant elements of our successful Mid-Continent strategy have been transferred to these areas.

Key elements of this business strategy are further explained below:

•	Make High-Quality Acquisitions. Our acquisition program is focused on small to medium-sized acquisitions of natural gas properties that offer high-quality, long-lived production and significant development and higher potential deep drilling opportunities. From January 1, 1998 through June 30, 2005 pro forma for our recent and pending acquisitions, we have acquired $5.6 billion of such proved properties (largely through 62 separate transactions of greater than $10 million each) at an estimated average cost of $1.23 per mcfe of proved reserves (excluding amounts paid for unproved leasehold and $0.18 per mcfe of deferred taxes in connection with certain corporate acquisitions). The vast majority of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in the Mid-Continent, and more recently in our secondary operating areas. Because our operating areas contain many smaller companies seeking liquidity opportunities and larger companies seeking to divest of non-core assets, we expect to continue to find additional attractive acquisition opportunities in the future.

•	Grow through the Drillbit. One of our most distinctive characteristics is our ability to increase reserves and production through the drillbit. We are currently utilizing 73 operated drilling rigs and 61 non-operated drilling rigs to conduct the most active drilling program in the United States. We focus both on finding significant new natural gas reserves and developing existing proved reserves, principally at deeper depths than the industry average. For the past seven years, we have been aggressively investing in leasehold, 3-D seismic information and human capital to be able to take advantage of the favorable drilling economics that exist today. While U.S. natural gas production has been declining during the past few years, we are one of the few mid- to large-cap companies that have been able to increase production, as we have successfully done for the past 15 consecutive years and 16 consecutive quarters. In the Mid-Continent, our drilling program remains the most active in the region and is supported by our ownership of the region’s largest leasehold and 3-D seismic inventories.

•

Build Regional Scale. We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of operating areas. Achieving such scale provides many benefits, the most important of which are higher per unit revenues, lower per unit operating costs, greater rates of drilling success, higher returns from more easily integrated acquisitions and higher returns on drilling investments. We first began pursuing this focused strategy in the Mid-Continent in late 1997 and we are now the largest natural gas producer, the most active driller and the most active acquirer of leasehold and producing properties in the Mid-Continent. We believe this region, which trails only the Gulf Coast and Rocky Mountain basins in current U.S. gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with predictable decline curves; multi-pay geological targets that decrease drilling risk and have resulted in a drilling success rate of 93% over the past sixteen years; favorable basis differentials to benchmark commodity prices; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. We believe our secondary operating areas possess many of these same favorable characteristics.

•	Focus on Low Costs. By minimizing lease operating costs and general and administrative expense through focused activities and increased scale, we have been able to deliver attractive financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management’s effective cost-control programs, a high-quality asset base and the extensive and competitive services, gas processing and transportation infrastructures that exist in our key operating areas. As of June 30, 2005, we operated approximately 9,900 wells, or approximately 80% of our daily production.

•	Improve our Balance Sheet. We have made significant progress in improving our balance sheet over the past seven years. From December 31, 1998 through June 30, 2005, we have increased our shareholders’ equity by $4.1 billion ($4.6 billion pro forma for our proposed offering of common stock and this offering) through a combination of earnings and common and preferred equity issuances. As of June 30, 2005, our debt as a percentage of total capitalization (total capitalization is the sum of debt and stockholders’ equity) was 52%, compared to 137% as of December 31, 1998. As of June 30, 2005, on a pro forma basis for our recent private placement of senior notes, our proposed offering of common stock and this offering, our debt to total capitalization ratio was 50%. We plan to continue improving our balance sheet in the years ahead.

Based on our view that natural gas will be in a tight supply/high demand relationship in the U.S. during at least the next few years because of flat to declining supply and growing demand for this clean-burning, domestically-produced fuel, we believe our focused natural gas acquisition, exploitation and exploration strategy should provide substantial value-creating growth opportunities in the years ahead. Our goal is to increase our overall production by 10% to 20% per year, with growth at an annual rate of 5 to 10% generated organically through the drillbit and the remaining growth generated through future acquisitions. We have reached or exceeded this overall production goal in 10 of our 12 years as a public company.

Company Strengths

We believe the following six characteristics distinguish our past performance and differentiate our future growth potential from other independent natural gas producers:

•	High-Quality Asset Base. Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on onshore natural gas. Based upon current production and proved reserve estimates, and including estimates for our recent and pending acquisitions, our proved reserves-to-production ratio, or reserve life, is approximately 13 years. In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our asset base in each of our operating areas through a balance of acquisitions, exploitation and exploration. As of June 30, 2005, we operated properties accounting for approximately 80% of our daily production volumes. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

•	Low-Cost Producer. Our high-quality asset base, the work ethic of our employees, our hands-on management style and our location in Oklahoma City have enabled us to achieve a low operating and administrative cost structure. During the first half of 2005, our operating costs per unit of production were $1.14 per mcfe, which consisted of general and administrative expenses of $0.11 per mcfe (including non-cash stock-based compensation of $0.02 per mcfe), production expenses of $0.65 per mcfe and production taxes of $0.38 per mcfe. We believe this is one of the lowest cost structures among publicly traded, mid- to large-cap independent oil and natural gas producers.

•	Successful Acquisition Program. Our experienced asset acquisition team focuses on enhancing and expanding our existing assets in each of our operating areas. These areas are characterized by long-lived natural gas reserves, low lifting costs, multiple geological targets, favorable basis differentials to benchmark commodity prices, well-developed oil and gas transportation infrastructures and considerable potential for further consolidation of assets. Since 1998, and including our recently announced acquisitions, we have completed $5.6 billion in acquisitions at an average cost of $1.23 per mcfe of proved reserves (excluding amounts paid for unproved leasehold and $0.18 per mcfe of deferred taxes in connection with certain corporate acquisitions). We believe we are well-positioned to continue making attractive small and medium-sized acquisitions as a result of our extensive track record of identifying, completing and integrating multiple successful acquisitions, our large operating scale and our knowledge and expertise in the regions in which we operate.

•	Large Inventory of Drilling Projects. During the 16 years since our inception, we have been among the five most active drillers of new wells in the United States. Presently we are the most active driller in the U.S. (with 73 operated and 61 non-operated rigs drilling) and the most active driller in the Mid-Continent (with 42 operated and 54 non-operated rigs drilling). Through this high level of activity over the years, we have developed an industry-leading expertise in drilling deep vertical and horizontal wells in search of large natural gas accumulations in challenging reservoir conditions. In addition, we believe that our large 10.8 million acre 3-D seismic inventory, much of which is proprietary to us, provides significant informational advantages over our competitors. As a result of our aggressive leasehold acquisition and seismic acquisition strategies, we have been able to accumulate an onshore leasehold position of approximately 4.1 million net acres and have acquired rights to 10.8 million acres of onshore 3-D seismic data to help evaluate our expansive acreage inventory. On this very large acreage position, our technical teams have identified 14,100 exploratory and developmental drill sites, representing a backlog of more than nine years of future drilling opportunities at current drilling rates.

•	Hedging Program. We have used and intend to continue using hedging programs to reduce the risks inherent in producing oil and natural gas, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue in the years ahead and that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes are either unsustainable for the long-term or provide unusually high rates of return on our invested capital. Between January 1, 2001 and June 30, 2005, we have increased our oil and gas revenues by over $25.1 million from realized gains through our successful hedging programs, while significantly reducing the risks associated with our aggressive growth strategy during that time. We currently have gas hedges in place covering 69% of our anticipated gas production for the second half of 2005 and 37% of our anticipated gas production for 2006 at average NYMEX prices of $7.17 and $7.93 per mcf, respectively. In addition, we have 51% of our anticipated oil production hedged for the second half of 2005 and 51% of our anticipated oil production hedged for 2006 at average NYMEX prices of $53.46 and $59.65 per barrel of oil, respectively.

•	Entrepreneurial Management. Our management team formed the company in 1989 with an initial capitalization of $50,000. Since then, our management team has guided the company through various operational and industry challenges and extremes of oil and gas prices to create the third largest independent producer of natural gas in the U.S. with an enterprise value of approximately $16.4 billion (based on a common stock price of $31.00 per share and pro forma for the pending common stock offering and this offering). Our co-founders, Aubrey K. McClendon and Tom L. Ward, have been business partners in the oil and gas industry for 22 years and beneficially own, as of September 6, 2005, approximately 19.5 million and 19.9 million of our common shares, respectively.

Recent Developments

We recently announced a series of transactions intended to improve our capitalization.

•	Recent and Pending Acquisitions. In July 2005, we acquired oil and natural gas assets from Hallwood Energy III L.P. for cash consideration of approximately $249.5 million. In addition, we have acquired or agreed to acquire $160 million of oil and natural gas assets in the third quarter of 2005. We believe these recent and pending acquisitions will add an internally estimated 113 bcfe to our proved reserves, 99% of which are natural gas and 45% of which are proved developed. These acquisitions are expected to initially add approximately 33 mmcfe of natural gas equivalent to our daily production. Approximately $210 million of the aggregate purchase price will be allocated to unproved properties. The properties are located in our secondary operating areas of the Barnett Shale, East Texas and the Permian Basin. We have closed all but one of the acquisitions scheduled to close in the third quarter of 2005. There is no assurance that the pending acquisition for approximately $45.0 million will be completed or that our internal estimates of the reserves and production being acquired will prove correct.

•	Recent Private Offering of Senior Notes. On August 16, 2005, we completed a private placement of $600 million of 6.50% Senior Notes due 2017. We used the net proceeds of this offering of approximately $584.8 million to repay outstanding borrowings under our revolving bank credit facility.

•	Pending Public Offering of Common Stock. We are concurrently offering 8,000,000 shares of common stock (plus up to 1,200,000 additional shares subject to the underwriters’ over-allotment option) pursuant to our existing shelf registration statement. The offering is expected to close concurrently with this offering and provide aggregate net proceeds of approximately $238.5 million, based on a $31.00 per share price to the public. The closing of this offering is conditioned on the closing of our pending public offering of common stock.

The Offering

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to 375,000 additional shares of preferred stock.

Securities Offered	2,500,000 shares of % cumulative convertible preferred stock; 2,875,000 shares if the initial purchasers exercise their option in full.

Dividends

Cumulative annual dividends of $             per share payable quarterly on each March 15, June 15, September 15 and December 15, commencing December 15, 2005, when, as and if declared by the board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the preferred stock will accumulate and be cumulative from the date of issuance thereof and may be paid in cash or, where transferable by the recipient thereof, in common stock. Accumulated dividends on the preferred stock will not bear interest. Dividends may not be paid in cash under certain circumstances. See “Description of Preferred Stock—Dividends.”

Liquidation Preference	$100 per share, plus accumulated and unpaid dividends.

Ranking	The preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•	senior to all of our common stock and to all of our other capital stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the preferred stock;

•	on a parity with our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2003), our existing 4.125% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2005) and with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the preferred stock; and

•	junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the preferred stock.

We currently have 101,275 shares of 6.00% Cumulative Convertible Preferred Stock issued and outstanding with an aggregate liquidation preference of $5.1 million, 1,588,180 shares of 5.00% Cumulative Convertible Preferred Stock (Series 2003) issued and outstanding with an aggregate liquidation preference of $158.8 million, 165,935 shares of 4.125% Cumulative Convertible Preferred Stock issued and outstanding with an aggregate liquidation preference of $165.9 million and 4,600,000 shares of 5.00% Cumulative Convertible Preferred Stock (Series 2005) issued and outstanding with an aggregate liquidation preference of $460.0 million.

Redemption	Shares of the preferred stock will not be redeemable by us.

Conversion Rights

Each share of the preferred stock may be converted at any time, at the option of the holder, into approximately              shares of our common stock (which is calculated using an initial conversion price of $             per share of common stock) plus cash in lieu of fractional shares, subject to adjustment based on the conversion price. The conversion price is subject to adjustment upon the occurrence of certain events.

Mandatory Conversion

On or after September 15, 2010, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion price. We may exercise our conversion right if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock. See “Description of Preferred Stock—Mandatory Conversion.”

Make-Whole Premium upon a Fundamental Change

If a fundamental change occurs we may be required to pay a make-whole premium on the preferred stock converted in connection with the fundamental change. The make-whole premium will be payable in shares of our common stock or the consideration into which our common stock has been converted or exchanged in connection with the fundamental change.

The amount of the make-whole premium, if any, will be based on the stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and effective dates is set forth under “Description of Preferred Stock—Determination of the Make-Whole Premium.”

Voting Rights

Except as required by Oklahoma law and our certificate of incorporation, which will include the certificate of designation for the preferred stock, the holders of preferred stock will have no voting rights unless dividends payable on the preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights (including the existing preferred stock), will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. The affirmative consent of holders of at least 66 2/3% of the outstanding preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the preferred stock.

Use of Proceeds

The net proceeds to us from this offering, after deducting discounts to the underwriters and estimated expenses of the offering, will be approximately $242.9 million. Net proceeds to us, together with a portion of the net proceeds from our proposed public offering of common stock, are expected to be used to repay indebtedness under our revolving bank credit facility, which may be reborrowed for general corporate purposes, including to fund costs of our drilling program and our pending and possible future acquisitions. Please read “Use of Proceeds.”

Tax Consequences

The U.S. Federal income tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion are described in “U.S. Federal Income Tax Considerations.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. Federal income tax purposes, in which case they would not be treated as dividends for U.S. Federal income tax purposes.

Absence of a Public Market

The preferred stock is a new issue for which there is currently no public market. Upon issuance, the preferred stock will not be listed on an exchange. If an active public market does not develop, the market price and liquidity of the preferred stock will be adversely affected.

Book-Entry, Delivery and Form

Initially, the preferred stock will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of DTC.

Common Stock	Our common stock is listed for trading on the NYSE under the symbol “CHK.”

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Supplemental Risk Factors” in this prospectus supplement and the section entitled “Risk Factors” in the accompanying prospectus for a discussion of risks relating to an investment in the preferred stock.

Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2004, 2003 and 2002 and six months ended June 30, 2005 and 2004. This data was derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2004 and from our unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the six months ended June 30, 2005, each of which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in our annual report on Form 10-K.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2003	2002	2005	2004
				(unaudited)
	($ in thousands, except per share data)
Statement of Operations Data:
Revenues:
Oil and gas sales	$1,936,176	$1,296,822	$568,187	$1,311,343	$819,458
Oil and gas marketing sales	773,092	420,610	170,315	520,125	317,963

Total revenues	2,709,268	1,717,432	738,502	1,831,468	1,137,421

Operating costs:
Production expenses	204,821	137,583	98,191	141,895	94,398
Production taxes	103,931	77,893	30,101	83,211	37,687
General and administrative expenses:
General and administrative (excluding stock-based compensation)	32,217	22,808	17,262	18,932	15,586
Stock-based compensation	4,828	945	356	4,923	2,541
Oil and gas marketing expenses	755,314	410,288	165,736	507,279	310,779
Oil and gas depreciation, depletion and amortization	582,137	369,465	221,189	390,339	256,651
Depreciation and amortization of other assets	29,185	16,793	14,009	21,889	12,455
Provision for legal settlements	4,500	6,402	—	—	—

Total operating costs	1,716,933	1,042,177	546,844	1,168,468	730,097

Income from operations	992,335	675,255	191,658	663,000	407,324

Other income (expense):
Interest and other income	4,476	2,827	7,340	5,362	2,678
Interest expense	(167,328)	(154,356)	(112,031)	(97,030)	(75,351)
Loss on repurchases or exchanges of Chesapeake debt	(24,557)	(20,759)	(2,626)	(69,300)	(6,925)
Loss on investment in Seven Seas	—	(2,015)	(17,201)	—	—

Total other income (expense)	(187,409)	(174,303)	(124,518)	(160,968)	(79,598)

Income before income taxes and cumulative effect of accounting change	804,926	500,952	67,140	502,032	327,726
Income tax expense (benefit):
Current	—	5,000	(1,822)	—	—
Deferred	289,771	185,360	28,676	183,243	117,981

Total income tax expense	289,771	190,360	26,854	183,243	117,981

Net income before cumulative effect of accounting change, net of tax	515,155	310,592	40,286	318,789	209,745
Cumulative effect of accounting change, net of income taxes of $1,464,000	—	2,389	—	—	—

Net Income	515,155	312,981	40,286	318,789	209,745
Preferred stock dividends	(39,506)	(22,469)	(10,117)	(15,322)	(19,512)
Loss on conversion/exchange of preferred stock	(36,678)	—	—	(4,743)	—

Net income available to common shareholders	$438,971	$290,512	$30,169	$298,724	$190,233

Earnings per common share—basic:
Income before cumulative effect of accounting change	$1.73	$1.36	$0.18	$0.96	$0.80
Cumulative effect of accounting change	—	0.02	—	—	—

	$1.73	$1.38	$0.18	$0.96	$0.80

	Years Ended December 31,			Six Months Ended June 30,
	2004	2003	2002	2005	2004
				(unaudited)
	($ in thousands, except per share data)
Earnings per common share—assuming dilution:
Income before cumulative effect of accounting change	$1.53	$1.20	$0.17	$0.88	$0.67
Cumulative effect of accounting change	—	0.01	—	—	—

	$1.53	$1.21	$0.17	$0.88	$0.67

Cash dividends declared per common share	$0.170	$0.135	$0.060	$0.095	$0.080

Cash Flow Data:
Cash provided by operating activities before changes in assets and liabilities	$1,418,803	$903,929	$412,517	$1,018,746	$641,727
Cash provided by operating activities	1,448,555	945,602	432,531	1,080,307	670,557
Cash used in investing activities	3,381,204	2,077,217	779,745	2,539,878	1,599,450
Cash provided by financing activities	1,898,964	924,559	477,257	1,452,675	964,549

Other Financial Data:
Ratio of earnings to fixed charges(1)	4.8x	4.0x	1.5x	4.4x	4.5x
Ratio of earnings to fixed charges and preference dividends(1)	3.7x	3.3x	1.3x	3.8x	3.4x

	As of December 31,			As of June 30,
	2004	2003	2002	2005	2004
				(unaudited)
	($ in thousands)
Balance Sheet Data:
Total assets	$8,244,509	$4,572,291	$2,875,608	$10,657,886	$6,340,724
Long-term debt, net of current maturities	3,075,109	2,057,713	1,651,198	4,125,929	2,464,078
Stockholders’ equity	3,162,883	1,732,810	907,875	3,851,646	2,439,184

(1)	For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preference dividends, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

Summary Reserve Information

The following table sets forth our estimated proved reserves and the present value of the proved reserves as of December 31, 2004 (based on our weighted average wellhead prices at December 31, 2004 of $39.91 per barrel of oil and $5.65 per mcf of gas). These prices were based on the cash spot prices for oil and natural gas at December 31, 2004.

	Oil (mbbl)	Gas (mmcf)	Gas Equivalent (mmcfe)	Percent of Proved Reserves	Present Value ($ in thousands)
Mid-Continent	46,726	3,157,081	3,437,439	70%	$7,112,733
South Texas and Texas Gulf Coast	2,162	377,163	390,136	8	1,067,889
Permian Basin	28,722	309,279	481,614	10	1,026,401
Ark-La-Tex (including Barnett Shale)	5,299	515,055	546,848	11	1,221,565
Other	5,051	15,411	45,714	1	75,802

Total	87,960	4,373,989	4,901,751	100%	$10,504,390	(a)

(a)	The standardized measure of discounted future net cash flows at December 31, 2004 was $7.6 billion.

As of December 31, 2004, the present value of our proved developed reserves as a percentage of total proved reserves was 70%, and the volume of our proved developed reserves as a percentage of total proved reserves was 66%. Natural gas reserves accounted for 89% of the volume of total proved reserves at December 31, 2004.

Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in our December 31, 2004 present value of proved reserves of approximately $215 million and $40 million, respectively.

Summary Production, Sales, Prices and Expenses Data

The following table sets forth certain information regarding the production volumes, oil and gas sales, average sales prices received and expenses associated with sales of natural gas and oil for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2003	2002	2005	2004
Net Production:
Oil (mbbl)	6,764	4,665	3,466	3,758	3,138
Gas (mmcf)	322,009	240,366	160,682	195,259	146,608
Gas equivalent (mmcfe)	362,593	268,356	181,478	217,807	165,436
Oil and Gas Sales ($ in thousands):
Oil sales	$260,915	$132,630	$88,495	$176,742	$107,961
Oil derivatives—realized gains (losses)	(69,267)	(12,058)	(1,092)	(17,717)	(21,208)
Oil derivatives—unrealized gains (losses)	3,454	(9,440)	(7,369)	(1,942)	(7,489)

Total oil sales	$195,102	$111,132	$80,034	$157,083	$79,264

Gas sales	$1,789,275	$1,171,050	$470,913	$1,171,678	$775,317
Gas derivatives—realized gains (losses)	(85,634)	(5,331)	97,138	13,713	(8,462)
Gas derivatives—unrealized gains (losses)	37,433	19,971	(79,898)	(31,131)	(26,661)

Total gas sales	$1,741,074	$1,185,690	$488,153	$1,154,260	$740,194

Total oil and gas sales	$1,936,176	$1,296,822	$568,187	$1,311,343	$819,458

Average Sales Price: (excluding gains (losses) on derivatives):
Oil ($ per bbl)	$38.57	$28.43	$25.53	$47.03	$34.40
Gas ($ per mcf)	$5.56	$4.87	$2.93	$6.00	$5.29
Gas equivalent ($ per mcfe)	$5.65	$4.86	$3.08	$6.19	$5.34
Average Sales Price: (excluding unrealized gains (losses) on derivatives):
Oil ($ per bbl)	$28.33	$25.85	$25.22	$42.32	$27.65
Gas ($ per mcf)	$5.29	$4.85	$3.54	$6.07	$5.23
Gas equivalent ($ per mcfe)	$5.23	$4.79	$3.61	$6.17	$5.16
Expenses ($ per mcfe):
Production expenses	$0.56	$0.51	$0.54	$0.65	$0.57
Production taxes	$0.29	$0.29	$0.17	$0.38	$0.23
General and administrative expenses:
General and administrative expenses (excluding stock-based compensation)	$0.09	$0.08	$0.10	$0.09	$0.09
Stock-based compensation	$0.01	$0.00	$0.00	$0.02	$0.02
Oil and gas depreciation, depletion and amortization	$1.61	$1.38	$1.22	$1.79	$1.55
Depreciation and amortization of other assets	$0.08	$0.06	$0.08	$0.10	$0.08
Interest expense(a)	$0.45	$0.55	$0.61	$0.46	$0.46

(a)	Includes the effects of realized gains or (losses) from hedging, but does not include the effects of unrealized gains or (losses) from hedging.

SUPPLEMENTAL RISK FACTORS

You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated herein by reference before deciding to invest in the preferred stock.

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 89% of our reserves at December 31, 2004 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due.

As of June 30, 2005, we had long term indebtedness of approximately $4.1 billion, with $455 million drawn under our revolving bank credit facility. Our long-term indebtedness represented 52% of our total book capitalization at June 30, 2005. As of September 2, 2005, we had approximately $418 million drawn under our revolving bank credit facility. We expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•	the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;

•	changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

We may incur additional debt, including significant secured indebtedness, or issue additional series of preferred stock in order to make future acquisitions or to develop our properties. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 34% of our total estimated proved reserves (by volume) at December 31, 2004 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 26% from the beginning until the end of 2005. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus supplement and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2004, approximately 34% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including approximately $1.0 billion in 2005. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus supplement and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2004 present value is based on weighted average oil and gas wellhead prices of $39.91 per barrel of oil and $5.65 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in the Mid-Continent, the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of north-central Texas and the Ark-La-Tex areas of East Texas and northern Louisiana. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings. Our aggregate present value of future net revenues plus the value of the unproved properties would equal the recorded net book value of our oil and gas properties at December 31, 2004, assuming an index price of approximately $3.90 per mcf for gas and assuming the price of oil remains constant at $43.39 per barrel for oil. If index prices were to fall below these levels, we could experience a write-down of the book value of our oil and gas assets.

Our hedging activities may reduce the realized prices received for our oil and gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of June 30, 2005 was a liability of approximately $118.2 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

Some of our commodity price and interest rate risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. As of June 30, 2005, we were required to post a total of $50 million of collateral with our counterparties through letters of credit issued under our bank credit facility with respect to commodity price and financial risk management transactions. As of September 2, 2005, we were required to post $70 million of collateral with our counterparties through letters of credit. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower oil and gas prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to $1.25 billion, based on our borrowing base. The borrowing base is determined periodically at the discretion of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in all of our indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Oil and gas drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Reserve estimates of properties acquired in 2005 have not been prepared by independent petroleum engineers. Our internal estimates may not be as reliable as estimates of those reserves by independent engineers.

Our estimates of proved reserves attributed to our 2005 acquisitions, including our pending acquisitions described under “Summary—Chesapeake,” included herein or incorporated by reference in this prospectus supplement have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data available to us which may not be as complete as data available on our other properties. Oil and gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

The loss of key personnel could adversely affect our business.

We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties, marketing oil and gas production, and developing and executing financing and hedging strategies. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business. We do not maintain key person life insurance on any of our personnel.

Risks Relating to Our Preferred Stock

We may not be able to pay cash dividends on the preferred stock.

Our existing indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under most of our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the preferred stock, only if certain financial tests are met. In addition, the terms of the preferred stock prohibit us from paying dividends in cash unless we are in compliance with certain fixed charge coverage ratios. In the event that any of our indentures or other financing agreements in the future restrict our ability to pay cash dividends on the preferred stock, we will be unable to pay cash dividends on the preferred stock unless we can refinance amounts outstanding under those agreements.

Under Oklahoma law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the preferred stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock, we may not have sufficient cash to pay dividends on the preferred stock.

There is no public market for the preferred stock.

The preferred stock will be a new issue of securities for which there is currently no market. Upon issuance, the preferred stock will not be listed on an exchange. Although the initial purchasers currently intend to make a market in the preferred stock, they are not obligated to do so and any market-making activities may be discontinued at any time without notice. Accordingly, there may not be development of or liquidity in any market for the preferred stock. If a market for the preferred stock were to develop, the preferred stock could trade at prices that may be higher or lower than the initial offering price depending upon many factors, including the price of our common stock, prevailing interest rates, our operating results and the markets for similar securities.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $242.9 million, after deducting underwriters’ discounts and the estimated expenses of the offering. We intend to use the net proceeds from this offering, together with a portion of the net proceeds from our proposed public offering of common stock, to repay amounts outstanding under our revolving bank credit facility. At September 2, 2005, approximately $418.0 million was outstanding under our revolving bank credit facility, approximately $249.5 million of which was used to fund our recent Hallwood acquisition. Funds repaid on our revolving bank credit facility may be reborrowed for general corporate purposes, including to fund costs of our drilling program, our pending acquisitions and possible future acquisitions. As of June 30, 2005, the average interest rate on the borrowings outstanding under our revolving bank credit facility was 4.6%.

CAPITALIZATION

The following table shows our unaudited capitalization as of June 30, 2005:

•	on a historical basis;

•	on a pro forma basis to reflect (i) our exchange of $102.3 million of our 4.125% cumulative convertible preferred stock for 6.6 million shares of our common stock, (ii) our exchange of $13.7 million of our 5% cumulative convertible preferred stock (Series 2003) for 0.9 million shares of our common stock, (iii) the completion of our recent and pending acquisitions and (iv) our issuance of $600 million in aggregate principal amount of our 6.50% Senior Notes due 2017;

•	on a pro forma basis as adjusted to reflect the consummation of this offering (assuming no exercise of the underwriters’ over-allotment option); and

•	on a pro forma basis as further adjusted to reflect our pending offering of 8,000,000 shares of our common stock (assuming no exercise of the underwriters’ over-allotment option) and the application of approximately $238.5 million in estimated net proceeds (assuming a $31.00 per share price to the public). The closing of this offering is conditioned on the closing of the public offering of common stock.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2004, and our quarterly report on Form 10-Q for the quarter ended June 30, 2005, which are incorporated by reference herein.

	As of June 30, 2005
	Historical	Pro Forma	Pro Forma As Adjusted	Pro Forma As Further Adjusted
	(in thousands)
Cash and cash equivalents	$—	$—	$—	$201,110

Long-term debt:
Revolving bank credit facility	$455,000	$280,215	$37,340	$—
8.375% Senior Notes due 2008	7,990	7,990	7,990	7,990
8.125% Senior Notes due 2011	7,583	7,583	7,583	7,583
9.000% Senior Notes due 2012	1,140	1,140	1,140	1,140
7.500% Senior Notes due 2013	363,823	363,823	363,823	363,823
7.000% Senior Notes due 2014	300,000	300,000	300,000	300,000
7.500% Senior Notes due 2014	300,000	300,000	300,000	300,000
7.750% Senior Notes due 2015	300,408	300,408	300,408	300,408
6.375% Senior Notes due 2015	600,000	600,000	600,000	600,000
6.625% Senior Notes due 2016	600,000	600,000	600,000	600,000
6.875% Senior Notes due 2016	670,437	670,437	670,437	670,437
6.500% Senior Notes due 2017	—	600,000	600,000	600,000
6.250% Senior Notes due 2018	600,000	600,000	600,000	600,000
Interest rate derivatives	6,820	6,820	6,820	6,820
Discount, net of premium, on Senior Notes	(87,272)	(92,887)	(92,887)	(92,887)

Total long-term debt	$4,125,929	$4,545,529	$4,302,654	$4,265,314
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
6.00% Cumulative Convertible Preferred Stock, 101,375 shares issued and outstanding, entitled in liquidation to $5.1 million	5,069	5,069	5,069	5,069
5.00% Cumulative Convertible Preferred Stock (Series 2003), 1,725,000 and 1,588,180 (pro forma, pro forma as adjusted and pro forma as further adjusted) shares issued and outstanding, entitled in liquidation to $172.5 million and $158.8 million (pro forma, pro forma as adjusted and pro forma as further adjusted)	172,500	158,818	158,818	158,818
4.125% Cumulative Convertible Preferred Stock, 268,250 and 165,935 (pro forma, pro forma as adjusted and pro forma as further adjusted) shares issued and outstanding, entitled in liquidation to $268.3 million and $165.9 million (pro forma, pro forma as adjusted and pro forma as further adjusted)	268,250	165,935	165,935	165,935
5.00% Cumulative Convertible Preferred Stock (Series 2005), 4,600,000 shares issued and outstanding, entitled in liquidation to $460.0 million	460,000	460,000	460,000	460,000
% Cumulative Convertible Preferred Stock, 2,500,000 shares issued and outstanding, entitled in liquidation to $250.0 million	—	—	250,000	250,000
Common Stock, $0.1 par value, 500,000,000 shares authorized, 323,872,133, 331,295,506 (pro forma and pro forma as adjusted) and 339,295,506 (pro forma as further adjusted) shares issued and outstanding	3,239	3,313	3,313	3,393
Paid-in capital	2,521,395	2,637,318	2,630,193	2,868,563
Retained earnings	537,016	537,016	537,016	537,016
Accumulated other comprehensive income (loss), net of tax of $20,556,000	(35,762)	(35,762)	(35,762)	(35,762)
Unearned compensation	(53,970)	(53,970)	(53,970)	(53,970)
Less: treasury stock, at cost; 5,329,341 common shares	(26,091)	(26,091)	(26,091)	(26,091)

Total stockholders’ equity	3,851,646	3,851,646	4,094,521	4,332,971

Total capitalization	7,977,575	8,397,175	8,397,175	8,598,285

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CHK.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Sales Price
	High	Low
2003:
First Quarter	$8.64	$7.27
Second Quarter	$11.45	$7.45
Third Quarter	$10.97	$9.17
Fourth Quarter	$14.00	$10.66
2004:
First Quarter	$13.98	$11.70
Second Quarter	$15.05	$12.68
Third Quarter	$16.24	$13.69
Fourth Quarter	$18.31	$15.17
2005:
First Quarter	$23.65	$15.06
Second Quarter	$24.00	$17.74
Third Quarter (through September 6, 2005)	$33.16	$22.90

On September 6, 2005, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $32.49 per share. On that date, there were approximately 1,300 holders of record. We believe we have over 193,000 beneficial owners of our common stock.

DIVIDEND POLICY

The following table sets forth the amount of dividends per share declared on Chesapeake common stock during the two years ended December 31, 2004 and the first two quarters of 2005:

	2005	2004	2003
First Quarter	$0.045	$0.035	$0.030
Second Quarter	$0.050	$0.045	$0.035
Third Quarter		$0.045	$0.035
Fourth Quarter		$0.045	$0.035

In the third quarter of 2005 we began paying a $0.05 per quarter cash dividend on our common stock. We intend to continue to pay this quarterly dividend; however, the payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions.

Our revolving bank credit facility and the indentures governing most of our senior notes contain restrictions on our ability to declare and pay cash dividends. Under the revolving bank credit facility and the indentures, we may not pay any cash dividends on our common or preferred stock if an event of default has occurred. Additionally, the indentures restrict cash dividends if we have not met one of two debt incurrence tests set forth in the indentures, or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amounts. As of June 30, 2005, our fixed charge coverage ratio for purposes of the debt incurrence test was 5.79 to 1.00, compared to 2.25 to 1.00 required in our most restrictive indentures. Our adjusted consolidated net tangible assets exceeded 200% of our total indebtedness, as required in our most restrictive indentures, by more than $1.5 billion.

DESCRIPTION OF PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our     % Cumulative Convertible Preferred Stock (which we will refer to as the “Convertible Preferred Stock”). A copy of the certificate of designation and the form of Convertible Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Chesapeake Energy Corporation and not any of its subsidiaries.

General

Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 13,044,610 shares of authorized preferred stock which are undesignated. We have 101,275 shares of preferred stock which are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding, 1,588,180 shares of preferred stock which are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are currently outstanding, 165,935 shares of preferred stock which are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding and 4,600,000 shares of preferred stock which are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are currently outstanding. The board of directors has also authorized the issuance of up to 500,000 shares of Series A Junior Participating Convertible Preferred Stock in connection with the adoption of our share rights plan in July 1998. None of these shares are currently outstanding. At the consummation of this offering, we will issue 2,500,000 shares of Convertible Preferred Stock. In addition, we have granted the underwriters an option to purchase up to 375,000 additional shares. Please read “Description of Capital Stock.”

When issued, the Convertible Preferred Stock and any common stock issued upon the conversion of the Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Convertible Preferred Stock and common stock is UMB Bank, N.A.

The Convertible Preferred Stock is subject to mandatory conversion, as described below in “—Mandatory Conversion,” but is not redeemable by us.

Ranking

The Convertible Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to all classes of our common stock and to the Series A Junior Participating Convertible Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we will refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•

on a parity, in all respects, with our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2003), our existing 4.125% Cumulative Convertible Preferred Stock and our existing 5.00% Cumulative Convertible Preferred Stock (Series 2005) and with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

While any shares of Convertible Preferred Stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock. Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “—Voting Rights” below.

Dividends

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of     % per share on the liquidation preference thereof of $100 per share of Convertible Preferred Stock (equivalent to $             per annum per share). Dividends on the Convertible Preferred Stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2005 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “Record Date”). Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period other than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

No dividend on the Convertible Preferred Stock will be paid in cash at any time that the Adjusted Consolidated EBITDA Coverage Ratio (as defined as of the date hereof in the indenture among the Company, the Subsidiary Guarantors (as defined therein) and The Bank of New York Trust Company, N.A. dated as of June 30, 2005) is less than 2.00 to 1.00. As of June 30, 2005, our Consolidated EBITDA Coverage Ratio was 5.97 to 1.00.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of the Company’s outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law. See “Risk Factors—We may not be able to pay cash dividends on the preferred stock.”

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend on the Convertible Preferred Stock:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 97% of the Market Value (as defined below under “—Conversion Price Adjustment”) as determined on the second Trading Day immediately prior to the Record Date for such dividend.

We will make each dividend payment on the Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 10 Trading Days prior to the Record Date for such dividend.

No fractional shares of common stock will be delivered to the holders of the Convertible Preferred Stock, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock. Any portion of any such payment that is declared and not paid through the delivery of shares of common stock will be paid in cash.

Notwithstanding the above, we may not pay any portion of a dividend on the Convertible Preferred Stock by delivery of common stock unless (i) the common stock to be delivered as payment therefore is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $100 per share of the Convertible Preferred Stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Convertible Preferred Stock will have no voting rights except as set forth below or as otherwise required by Oklahoma law from time to time.

If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (including our existing 6.00% Cumulative Convertible Preferred Stock, our existing 5.00% Cumulative Convertible Preferred Stock (Series 2003), our existing 4.125% Cumulative Convertible Preferred Stock and our existing 5.00% Cumulative Convertible Preferred Stock (Series 2005)), will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Convertible Preferred Stock will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Convertible Preferred Stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Convertible Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

In all cases in which the holders of Convertible Preferred Stock shall be entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

Conversion Rights

Each share of Convertible Preferred Stock will be convertible at any time at the option of the holder thereof into approximately              shares of common stock (which is calculated using an initial conversion price of $             per share of common stock) subject to adjustment as described below (and we refer to such price or adjusted price as the “Conversion Price”).

The holders of shares of Convertible Preferred Stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. However, shares of Convertible Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Convertible Preferred Stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the Convertible Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Convertible Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Mandatory Conversion

At any time on or after September 15, 2010, we may at our option cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock for each share of Convertible Preferred Stock equal to $100 (the liquidation preference per share of Convertible Preferred Stock) divided by the then prevailing Conversion Price. We may exercise this right only if the Closing Sale Price of our common stock equals or exceeds 130% of the then prevailing Conversion Price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the mandatory conversion as described below.

The term “Trading Day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on Nasdaq or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded.

The “Closing Sale Price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, the Closing Sale Price will be an amount determined in good faith by our board of directors to be the fair value of the common stock.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first Trading Day following any date on which the conditions described in the first paragraph of this “Mandatory Conversion” section are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Convertible Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Convertible Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the “Mandatory Conversion Date”) and will be no more than ten days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock;

•	the number of shares of Convertible Preferred Stock to be converted; and

•	that dividends on the Convertible Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Convertible Preferred Stock called for a mandatory conversion and all rights of holders of such Convertible Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the Convertible Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Convertible Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 250,000 shares of Convertible Preferred Stock outstanding, we may, at any time on or after September 15, 2010, at our option, cause the Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to $100 (the liquidation preference per share of Convertible Preferred Stock) divided by the lesser of the then prevailing Conversion Price and the Market Value as determined on the second Trading Day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock.

Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory, or in respect of dividend payments made in common stock on Convertible Preferred Stock. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the Closing Sale Price at the close of business on the Trading Day next preceding the date of conversion.

Conversion Price Adjustment

The Conversion Price is subject to adjustment (in accordance with formulas set forth in the certificate of designation) in certain events, including:

•	any payment of a dividend (or other distribution) payable in shares of common stock on any class of our capital stock other than the Convertible Preferred Stock;

•	any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the Market Value (as defined below) for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Convertible Preferred Stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of Convertible Preferred Stock into common stock; provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

•	any subdivision, combination or reclassification of the common stock;

•	any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in the second bullet point above) made pursuant to any shareholder rights plan, “poison pill” or similar arrangement and excluding dividends payable upon the Convertible Preferred Stock;

•	any distribution by us consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarterly period does not exceed $0.065 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment under the same circumstances under which the Conversion Price is subject to adjustment; provided, however, that no adjustment will be made to the dividend threshold amount for any adjustment made to the Conversion Price pursuant to this clause, in which event the Conversion Price will be adjusted by multiplying:

(1)	the Conversion Price by

(2)	a fraction, the numerator of which will be the Market Value of a share of our common stock minus the amount per share of such dividend increase (as determined below) or distribution and the denominator of which will be the Market Value of a share of our common stock.

If an adjustment is required to be made under this clause as a result of a cash dividend in any quarterly period that exceeds the dividend threshold amount, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the dividend increase). If an adjustment is otherwise required to be made under this clause, the adjustment would be based upon the full amount of the distribution. Notwithstanding the foregoing, in no event will the Conversion Price be less than $                , subject to adjustment in accordance with the first, second, third, fourth, sixth and seventh bullet points under this caption “—Conversion Price Adjustment”;

•	the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in the preceding bullet point to all holders of shares of common stock within the then-preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer; or

•	a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

No adjustment of the Conversion Price will be required unless such adjustment would require an increase or decrease of at least 1.0% of the Conversion Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1.0% of such Conversion Price; provided, however, that with respect to adjustments to be made to the Conversion Price in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to 1.0% or more of the Conversion Price, no later than September 15 of each calendar year. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. If we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

The term “Market Value” means the average Closing Sale Price of the common stock for a five consecutive Trading Day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) ending immediately prior to the date of determination.

If we distribute rights or warrants (other than those referred to in the second bullet point of the third preceding paragraph) pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any Convertible Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (which we will refer to as the “Conversion Shares”), a number of rights or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we will refer to as the “Distribution Date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

•	if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such Convertible Preferred Stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of Convertible Preferred Stock then outstanding will, upon conversion of such Convertible Preferred Stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Convertible Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event. This provision does not limit the rights of holders in the event of a Fundamental Change, including their right to receive the make-whole premium in connection with a conversion.

Payment Upon Conversion Upon a Fundamental Change

We must give notice of each Fundamental Change (as defined below) to all record holders on a date (“the Fundamental Change Notice Date”) that is within 10 Trading Days after the effective date of the Fundamental Change (the “Effective Date”). If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the Trading Day immediately following the Effective Date and ending at the close of business on the 30th Trading Day immediately following the Effective Date, the holder will receive:

•	common stock and cash in lieu of fractional shares, as described under “—Conversion Rights” (subject to adjustment as described above under “—Conversion Price Adjustment”) and “—Fractional Shares”; and

•	the make-whole premium, if any, described under “—Determination of Make-Whole Premium.”

Except as provided below, upon a Fundamental Change, holders of Convertible Preferred Stock shall, if the Market Value at such time is less than the applicable Conversion Price, also have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of (1) the Market Value as of the Effective Date and (2) $            . This option shall be exercisable during a period of not less than 30 days nor more than 60 days after the Fundamental Change Notice Date. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Fundamental Change, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable upon conversion or determined for the period ending on the Effective Date.

A “Fundamental Change” will be deemed to have occurred upon the occurrence of any of the following:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than to Permitted Holders;

•	the adoption of a plan the consummation of which would result in our liquidation or dissolution;

•	the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors (for the purposes of this definition, such other person or group shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person or group is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

•	during any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	our common stock ceases to be listed on a national securities exchange or quoted on Nasdaq or another over-the-counter market in the United States.

However, a Fundamental Change will not be deemed to have occurred in the case of a merger or consolidation, if (i) at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange or quoted on Nasdaq (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and (ii) as a result of such transaction or transactions the shares of Convertible Preferred Stock become convertible solely into such common stock.

For purposes of the definition of “Fundamental Change,” the term “Permitted Holders” means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates (as defined in Rule 405 of the Securities Act).

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Determination of the Make-Whole Premium

If a Fundamental Change occurs we will pay a make-whole premium upon certain conversions of the Convertible Preferred Stock as described above under “— Payment Upon Conversion Upon a Fundamental Change.” The make-whole premium will be:

•	equal to a percentage of the liquidation preference of the Convertible Preferred Stock converted determined by reference to the table below, based on the Effective Date and the price (the “Stock Price”) paid, or deemed to be paid, per share of our common stock in the transaction constituting the Fundamental Change, subject to adjustment as described below; and

•	in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of Convertible Preferred Stock upon conversion.

We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the Fundamental Change (other than cash paid in lieu of fractional interests in any security or pursuant to dissenters’ rights). We will pay cash in lieu of fractional interests in any security or other property delivered in connection with such Fundamental Change. The make-whole premium will be payable on the 35th Trading Day following the Effective Date for Convertible Preferred Stock converted in connection with a Fundamental Change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such Fundamental Change, then, for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative value, determined as described below, of the different forms of consideration paid to our common shareholders in connection with the Fundamental Change.

The Stock Price paid, or deemed paid, per share of our common stock in the transaction constituting the Fundamental Change will be calculated as follows:

(1) In the case of a Fundamental Change in which all or substantially all of the shares of our common stock have been, as of the Effective Date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

(a) securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, will be valued at the average of the closing prices of such securities for the five consecutive Trading Days beginning on the second Trading Day after the Fundamental Change Notice Date,

(b) other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks, and

(c) 100% of any cash.

(2) In all other cases, the value of our common stock will equal the average of the closing prices of our common stock for the five consecutive Trading Days beginning on the second Trading Day after the Fundamental Change Notice Date.

The value of our common stock or other consideration for purposes of determining the number of shares of common stock or other consideration to be issued in respect of the make-whole premium will be calculated in the same manner, except that to the extent such value is calculated pursuant to clause (1)(a), (1)(b) or (2), such value shall be multiplied by 97%.

The following table sets forth the Stock Price paid, or deemed paid, per share of our common stock in a transaction that constitutes the Fundamental Change, the Effective Date and the make-whole premium (expressed as a percentage of liquidation preference) to be paid upon a conversion in connection with a Fundamental Change:

Value as % of Liquidation Preference

Effective Date
Stock Price(1)	September 15, 2005	September 15, 2006	September 15, 2007	September 15, 2008	September 15, 2009	September 15, 2010	Thereafter

(1)	The Stock Prices set forth in the table will be adjusted as of any date on which the conversion price of the Convertible Preferred Stock is adjusted. The adjusted Stock Prices will equal the stock prices applicable immediately prior to the adjustment divided by a fraction, the numerator of which is the conversion price immediately prior to the adjustment to the conversion price and the denominator of which is the conversion price as so adjusted.

The exact Stock Price and Effective Date may not be set forth on the table, in which case:

•	if the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower Stock Prices and the two Effective Dates, as applicable, based on a 365-day year;

•	if the Stock Price is in excess of $ per share (subject to adjustment in the same manner as the Stock Price) the payment corresponding to row $ will be paid; and

•	if the Stock Price is less than or equal to $ per share (subject to adjustment in the same manner as the Stock Price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Consolidation, Merger and Sale of Assets

The certificate of designation provides that we may, without the consent of the holders of any of the outstanding Convertible Preferred Stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however, that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Convertible Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Convertible Preferred Stock had immediately prior to such transaction; and (c) certain procedural conditions are met.

Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of Convertible Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Convertible Preferred Stock. This provision does not limit the rights of holders in the event of a Fundamental Change, including their right to receive the make-whole premium in connection with a conversion.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of Convertible Preferred Stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We will supply each holder of Convertible Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

Book-Entry, Delivery and Form

We will initially issue the Convertible Preferred Stock in the form of one or more global securities. The global securities will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Shares of Convertible Preferred Stock that are issued as described below under “—Certificated Convertible Preferred Stock” will be issued in definitive form. Upon the transfer of Convertible Preferred Stock in definitive form, such Convertible Preferred Stock will, unless the global securities have previously been exchanged for Convertible Preferred Stock in definitive form, be exchanged for an interest in the global securities representing the liquidation preference of Convertible Preferred Stock being transferred.

The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depositary, upon the deposit of the global securities with, or on behalf of, the Depositary, the Depositary will credit, on its book-entry registration and transfer system, the liquidation preference of the Convertible Preferred Stock represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters of such Convertible Preferred Stock. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the registered holder and owner of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the Convertible Preferred Stock evidenced by the global certificates for all purposes of such Convertible Preferred Stock and the certificate of designation. Except as set forth below as an owner of a beneficial interest in the global certificates, you will not be entitled to have the Convertible Preferred Stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Convertible Preferred Stock in definitive form and will not be considered to be the owner or holder of any Convertible Preferred Stock under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on Convertible Preferred Stock represented by the global securities registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that the Depositary or its nominee, upon receipt of any payment on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the liquidation preference of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interest in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Convertible Preferred Stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants or indirect participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Convertible Preferred Stock

Subject to certain conditions, the Convertible Preferred Stock represented by the global securities is exchangeable for certificated Convertible Preferred Stock in definitive form of like tenor as such Convertible Preferred Stock if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange

Act and, in either case, a successor is not appointed within 90 days or (2) we in our discretion at any time determine not to have all of the Convertible Preferred Stock represented by the global securities. Any Convertible Preferred Stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Convertible Preferred Stock issuable for such number of shares and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depositary or its nominee.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. Federal income tax consequences to holders (as defined below) of the purchase, ownership and disposition of the preferred stock and any common stock received upon its conversion. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor’s decision to purchase shares of preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the preferred stock or common stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the preferred stock or common stock as “capital assets” (generally, property held for investment). As used in this section, a “U.S. holder” is a beneficial owner of preferred stock or common stock that is for U.S. Federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

A “non-U.S. holder” is a beneficial owner of preferred stock or common stock (other than a partnership, including an entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. holder.

If a partnership holds preferred stock or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF PREFERRED STOCK AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF PREFERRED STOCK.

Consequences to U.S. Holders of Preferred Stock or Common Stock

Distributions. The amount of any distribution to you with respect to preferred stock or common stock will be treated as a dividend, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. Federal income tax principles. Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders in taxable years beginning on or before December 31, 2008, may qualify for taxation at lower rates applicable to long-term capital gains provided certain holding period and other requirements are satisfied. Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation. To the extent the amount of such distribution exceeds our earnings and profits, the excess will be applied against and will reduce your tax basis (on a dollar-for-dollar basis) in the preferred stock or common stock, as the case may be. Any amount in excess of your tax basis will be treated as capital gain. If we are not able to make distributions on the preferred stock, the accreted liquidation preference of the preferred stock will increase and such increase may give rise to deemed dividend income to holders of the preferred stock in the amount of all, or a portion of, such increase.

Common Stock Distributions on the Preferred Stock. If the Company pays a distribution on the preferred stock in the form of common stock, such distribution will be taxable for U.S. Federal income tax purposes in the same manner as distributions described above under “Distributions.” The amount of such distribution will equal the fair market value on the distribution date of the common stock distributed to a holder on that date. A holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and such holder’s holding period for such common stock will begin on the day following the distribution date.

Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. Federal income tax purposes and is made to a corporate shareholder with respect to the preferred stock or common stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the preferred stock or the common stock will not exceed the amount of our earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on the preferred stock or common stock.

In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

Sale or Other Disposition. Upon a sale or other disposition of preferred stock or common stock (other than an exchange of preferred stock for common stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the preferred stock or common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the preferred stock or common stock, as applicable, is more than one year. Long-term capital gains may qualify for reduced rates under U.S. Federal income tax laws.

If we elect to make a cash payment in lieu of issuing common stock upon conversion in the event of a Fundamental Change (see “Description of Preferred Stock—Payment Upon Conversion Upon a Fundamental Change”), the transaction will generally be treated as a redemption for U.S. Federal income tax purposes. The U.S. Federal income tax treatment of such a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with such redemption will be treated as capital gain or loss from the sale or other disposition of the preferred stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

•	your interest in our common and preferred stock is completely terminated as a result of such redemption;

•	your percentage ownership in our voting stock immediately after such redemption is less than 80% of your percentage ownership immediately before such redemption; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code).

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is taxable in the same manner as described above under “—Distributions,” and your adjusted tax basis in the redeemed preferred stock will be transferred to any remaining shares you hold in us. If you do not retain any stock ownership in us following such redemption, then you may lose your basis completely.

Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution as described above under “Distributions.” The adjusted tax basis of the common stock so acquired (and any fractional share interests treated as received and then exchanged for cash) will be equal to the tax basis of the shares of preferred stock exchanged, and the holding period of the common stock received will include the holding period of the preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after the exchange.

If a holder elects to convert following a Fundamental Change and receives common stock plus the make-whole premium (see “Description of Preferred Stock—Payment Upon Conversion Upon a Fundamental Change”), the transaction generally should be treated as a recapitalization in which no loss would be recognized by a holder and gain would be recognized to the extent of the make-whole premium. A holder’s tax basis in the common stock received upon a conversion would be equal to the holder’s tax basis in the preferred stock immediately prior to the conversion increased by the amount of any gain recognized and decreased by the amount of the make-whole premium received by the holder. The holder’s holding period for the common stock received upon conversion will include the period during which the preferred stock was held. If a holder exercises the one-time option to convert preferred stock into common stock at an adjusted Conversion Price (see “Description of Preferred Stock—Payment Upon Conversion Upon a Fundamental Change”), the transaction would be treated as a recapitalization generally resulting in a holder being treated as described above. It is possible, however, that the change in the Conversion Price could result in the holder being treated as receiving a constructive distribution (see “Adjustment of Conversion Price”).

Adjustment of Conversion Price. Holders of preferred stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the preferred stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock, however, generally will not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the anti-dilution provisions of the preferred stock, including, without limitation, adjustments in respect of stock dividends or the distribution of rights to subscribe for common stock should qualify as being pursuant to a bona fide reasonable adjustment formula and should not result in a constructive distribution. In contrast, adjustments in respect of distributions of our indebtedness, cash or assets to our stockholders (including adjustments with respect to distributions to common stockholders in excess of the dividend threshold amount), for example, will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a Fundamental Change as described under “Description of Preferred Stock” may not so qualify. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under “Distributions.” Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

Conversion of Preferred Stock After Dividend Record Date. If a holder exercises its right to convert the preferred stock into shares of common stock after a dividend record date but before payment of the dividend, then upon conversion, the holder generally will be required to pay to us in cash an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under “—Distributions” above.

Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, you may be subject to backup withholding with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, preferred stock or common stock unless:

•	you are a corporation or come within certain other exempt categories and when required demonstrate this fact, or

•	within a reasonable period of time, you provide a taxpayer identification number, certified under penalties of perjury as well as certain other information or otherwise establish an exemption from the backup withholding rules.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. Federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders of Preferred or Common Stock

Dividends. In general, dividends received by you with respect to our preferred stock or common stock will be subject to withholding of U.S. Federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. Federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed IRS Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed IRS Form W-8ECI).

Sale or Other Disposition. As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of preferred stock or common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the preferred stock or common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are, or have been within the five years preceding your disposition of the preferred stock or common stock, a “United States real property holding corporation,” or a USRPHC, for U.S. Federal income tax purposes.

We believe we currently are a USRPHC. In general, gain on the sale or other disposition of stock of a USRPHC that is regularly traded on an established securities market will be subject to U.S. Federal income tax only in the case of a holder that owns more than 5% of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded class of stock is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded stock will be subject to U.S. Federal income tax only if, on any date on which such stock was acquired by the holder, the non-regularly traded stock acquired by such holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date.

Although it is possible that, in the future, the preferred stock will be listed on an established securities market, there can be no assurance that such stock will be listed or, if listed, that it will qualify as “regularly traded” under the relevant rules. If the preferred stock is so listed and if it is considered to be “regularly traded,” gain recognized by a holder that owns more than 5% of the preferred stock would be subject to U.S. Federal income tax. If the preferred stock is not listed on an established securities market, or, if listed, does not qualify as “regularly traded,” gain recognized on a sale of preferred stock would be subject to U.S. Federal income tax only in the case of a holder that owned, as of the date of any acquisition of such preferred stock, an amount of preferred stock having a fair market value greater than 5% of the class of common stock into which it is convertible as measured on such date.

Non-U.S. holders that may be treated as beneficially owning more than 5% of our preferred or common stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of preferred or common stock.

Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize any gain or loss by reason of receiving common stock in exchange for preferred stock upon conversion of the preferred stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above under “—Sale or Other Disposition,” and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a constructive distribution, and will be taxable, as described above under “—Dividends,” to you to the extent of our earnings and profits.

Information Reporting and Backup Withholding. We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will not be subject to backup withholding tax with respect to dividends paid on your preferred stock or common stock if you certify as to your non-U.S. status.

The payment of proceeds of a sale of preferred stock or common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of preferred stock or common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. Federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished in a timely manner to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK AND ANY COMMON STOCK RECEIVED UPON ITS CONVERSION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and conditions contained in an underwriting agreement, dated September     , 2005, each of the underwriters named below, for whom Banc of America Securities LLC, Credit Suisse First Boston LLC, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase from us the following respective numbers of shares of preferred stock.

Underwriters	Number of Shares
Banc of America Securities LLC
Credit Suisse First Boston LLC
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Raymond James & Associates, Inc.
UBS Securities LLC
Gilford Securities Incorporated
Harris Nesbitt Corp.
Howard Weil Incorporated
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
Pritchard Capital Partners, LLC
Simmons & Company International

Total	2,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including, without limitation:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

We have been advised by the underwriters that they propose to offer the preferred stock initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers (who may include the underwriters) at such public offering price less a concession not to exceed $             per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $             per share. After the initial public offering of the preferred stock, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the underwriters.

Option to Purchase Additional Preferred Stock

We have granted to the underwriters an option to purchase up to an additional 375,000 shares of preferred stock at the initial public offering price, less the underwriting discounts and commissions, shown on the cover page of this prospectus supplement. This option may be exercised at any time up to 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each of the underwriters will be committed (subject to certain conditions) to purchase a number of additional shares of preferred stock proportionate to its initial commitment as indicated in the preceding table.

Commissions and Expenses

The following table summarizes the underwriting discount we will pay to the underwriters. The underwriting discount is equal to the public offering price less the amount paid to us. The underwriting discount is equal to     % of the public offering price. The amounts shown below assume both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $250,000 net of reimbursements from the underwriters. The underwriters have agreed to pay certain expenses of up to $100,000 in connection with the offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

Except for the preferred stock offered hereby and the common stock pursuant to our proposed public offering of shares of common stock (including the underwriters’ over-allotment option), we have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, common stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters. Aubrey K. McClendon and Tom L. Ward have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock or any securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock for 90 days following the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock or the preferred stock, in accordance with Regulation M under the Exchange Act of 1934:

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the preferred stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or the preferred stock or preventing or retarding a decline in the market price of the common stock or the preferred stock. As a result, the price of the preferred stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock or the preferred stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Affiliations

Lehman Brothers Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., UBS Securities LLC, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Wachovia Capital Markets, LLC, Harris Nesbitt Corp. and Raymond James & Associates, Inc. have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Each of the underwriters listed in the table above may act as an underwriter for our pending public offering of preferred stock and will receive customary fees in connection therewith. In addition, affiliates of each of Banc of America Securities LLC, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., UBS Securities LLC, Wachovia Capital Markets, LLC and Harris Nesbitt Corp. are lenders under our existing bank credit facility.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

The validity of the issuance of the preferred stock offered by this prospectus supplement will be passed upon for us by Commercial Law Group, P.C., Oklahoma City, Oklahoma. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Cravath Swaine & Moore LLP, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2004, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

Prospectus

$600,000,000

Chesapeake Energy Corporation

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

We may from time to time offer and sell common stock, preferred stock, depositary shares and debt securities. This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

INVESTING IN OUR SECURITIES INVOLVES RISKS. PLEASE READ CAREFULLY THE SECTION ENTITLED “ RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 12, 2005.

You should rely only on the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $600 million. This prospectus provides you with a general description of the securities we may offer pursuant to this prospectus. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT CHESAPEAKE ENERGY CORPORATION

We are the third largest independent producer of natural gas in the U.S. and own interests in approximately 21,500 producing oil and gas wells. At June 30, 2005, approximately 90% of our proved reserves (by volume) were natural gas, and approximately 64% of our proved oil and natural gas reserves were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, Arkansas, Kansas and the Texas Panhandle. In addition, we are building significant secondary operating areas in the South Texas and Texas Gulf Coast regions, the Permian Basin of western Texas and eastern New Mexico, the Barnett Shale area of north-central Texas and Ark-La-Tex area of eastern Texas and northern Louisiana.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Chesapeake,” “we,” “us” or “our” are to Chesapeake Energy Corporation and its subsidiaries.

RISK FACTORS

Your investment in our securities will involve risks. Before deciding whether an investment in our securities is appropriate for you, you should carefully consider the risks described below, in addition to the other information and risk factors contained in, or incorporated by reference into, this prospectus, including any risk factors contained in any annual report on Form 10-K incorporated by reference and any accompanying prospectus supplement.

Risks Related to Our Capital Stock

We may not be able to pay cash dividends on our capital stock.

We are required to pay all declared dividends on our preferred stock in cash. Our existing indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including our preferred and common stock, only if certain financial tests are met.

Under Oklahoma law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on our capital stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock and common stock (if declared), we may not have sufficient cash to pay dividends on our preferred stock or common stock, as the case maybe.

Our certificate of incorporation, bylaws, the Oklahoma General Corporation Act and our shareholder rights agreement contain provisions that could discourage an acquisition or change of control of our company.

Our shareholder rights agreement and the Oklahoma Business Combination Statute, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices. Please read “Description of Capital Stock—Anti-Takeover Provisions.”

Risks Related to Debt Securities

If an active trading market does not develop for a series of debt securities sold pursuant to this prospectus, you may be unable to sell any such debt securities or to sell any such debt securities at a price that you deem sufficient.

Unless otherwise specified in an accompanying prospectus supplement, any debt securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may not list any debt securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of debt securities will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.

Holders of any debt securities sold pursuant to this prospectus will be effectively subordinated to all of our secured indebtedness and to all liabilities of our subsidiaries.

Holders of our secured indebtedness, including the indebtedness under our credit facilities, have claims with respect to our assets constituting collateral for their indebtedness that are prior to the claims of any debt securities sold pursuant to this prospectus. In the event of a default on such debt securities or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on debt securities sold pursuant to this prospectus. Accordingly, the secured indebtedness would effectively be senior to such series of debt securities to the extent of the value of the collateral securing the indebtedness. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the debt securities issued pursuant to this prospectus and the holders of other claims against us with respect to our other assets.

In addition, holders of debt securities issued and sold pursuant to this prospectus will be effectively subordinated to claims of third party creditors, including holders of indebtedness, and preferred shareholders of our subsidiaries. Claims of those creditors, including trade creditors, secured creditors, governmental taxing authorities, holders of indebtedness or guarantees issued by our subsidiaries and preferred shareholders of our subsidiaries, will generally have priority as to the assets of our subsidiaries over our claims and equity interests. As a result, holders of our indebtedness, including the holders of the debt securities sold pursuant to this prospectus, will be effectively subordinated to all those claims.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com (click on “Investor Relations” and then “SEC Filings”). Information contained on our website is not part of this prospectus.

In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005; and

•	our current reports on Form 8-K filed on January 3, 2005, January 20, 2005, January 31, 2005, February 2, 2005, February 22, 2005, March 15, 2005, March 24, 2005, April 13, 2005 (four reports of the same date, one such report as amended on April 25, 2005), April 14, 2005 (two reports of the same date), April 19, 2005, April 25, 2005 (two reports of the same date), May 2, 2005, May 23, 2005 (two reports of the same date), June 7, 2005, June 10, 2005, June 13, 2005, June 16, 2005, June 21, 2005 (two reports of the same date), June 23, 2005, June 30, 2005, July 1, 2005 (two reports of the same date), July 8, 2005, July 11, 2005, July 12, 2005, July 19, 2005, July 22, 2005 (such report as amended on July 22, 2005), August 5, 2005 and August 11, 2005 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

•	our definite proxy statement dated April 29, 2005 filed on Schedule 14A relating to the 2005 Annual Meeting of Shareholders.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, the impact of recently completed acquisitions, expected oil and gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses and use of net operating loss carryforwards. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” in our most recent annual report on Form 10-K which is incorporated by reference into this prospectus, and include:

•	the volatility of oil and gas prices;

•	our level of indebtedness;

•	the strength and financial resources of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves and sustain production;

•	uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

•	the effect of oil and gas prices on our borrowing ability;

•	unsuccessful exploration and development drilling;

•	declines in the values of our oil and gas properties resulting in ceiling test write-downs;

•	lower prices realized on oil and gas sales and collateral required to secure hedging liabilities resulting from our commodity price risk management activities;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation; and

•	drilling and operating risks.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

USE OF PROCEEDS

Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

For purposes of determining the ratios of earnings to fixed charges and combined fixed charges and preferred dividends, earnings are defined as net income (loss) before income taxes, cumulative effect of accounting change, pre-tax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives) and amortization of debt expenses and discount or premium relating to any indebtedness. Preferred dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

	Year Ended December 31,										Six Months Ended June 30, 2005
	2000		2001		2002		2003		2004
Ratio of earnings to fixed charges	3.1	x	4.4	x	1.5	x	4.0	x	4.8	x	4.4	x
Ratio of earnings to combined fixed charges and preferred dividends	2.8	x	4.2	x	1.3	x	3.3	x	3.7	x	3.8	x

DESCRIPTION OF DEBT SECURITIES

We will issue our debt securities under an indenture among us, as issuer, and The Bank of New York, as Trustee. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We and the Trustee may enter into supplements to the Indenture from time to time.

This description is a summary of the material provisions of the debt securities and the Indenture. We urge you to read the form of the Indenture filed as an exhibit to the registration statement of which this prospectus is a part because the Indenture, and not this description, govern your rights as a holder of debt securities.

General

The Debt Securities. Any series of debt securities that we issue will be our general obligations. The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of our board of directors and an accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional Events of Default;

•	any affirmative or negative covenants relating to such series, including, without limitation, financial and other covenants that restrict our and our Restricted Subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make investments and other restricted payments;

•	create restrictions on the payment of dividends or other amounts to us from our Restricted Subsidiaries;

•	incur liens;

•	engage in transactions with affiliates;

•	sell assets;

•	consolidate, merge or transfer assets; and

•	designate a Restricted Subsidiary as an Unrestricted Subsidiary; and

•	any other terms of the debt securities.

Unless otherwise indicated in an accompanying prospectus supplement, “Restricted Subsidiary” means any subsidiary of our company other than an Unrestricted Subsidiary. Unless otherwise indicated in an accompanying prospectus supplement relating to a particular series of debt securities, our board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

Unless otherwise indicated in an accompanying prospectus supplement, “Unrestricted Subsidiary” means:

(a) any subsidiary of an Unrestricted Subsidiary; and

(b) any subsidiary of our company or of a Restricted Subsidiary that is designated as an Unrestricted Subsidiary by a resolution adopted by our board of directors.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Covenants

The Indenture contains the following covenant for the benefit of the holders of all series of debt securities:

Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the SEC and provide the Trustee and holders of Debt Securities with annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

A series of debt securities may provide for other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in a prospectus supplement applicable to such series.

Events of Default, Remedies and Notice

Events of Default. Unless otherwise indicated in an accompanying prospectus supplement, each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment, if any, on any debt securities of that series when due;

•	failure by us to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization;

Exercise of Remedies. If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us of the default and such default is not cured within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may:

•	waive all past defaults, except with respect to nonpayment of principal, premium or interest or any other provision of the Indenture that cannot be amended without the consent of each holder that is affected; and

•	rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest when due, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of Events of Default. Upon the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we are required to deliver to the Trustee, within 90 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

If an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers. We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add subsidiary guarantors with respect to the debt securities;

•	secure the debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee; or

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities;

•	make any change to an amendment or waiver provision which requires each holder’s consent; or

•	make any change in the waiver provisions.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by us with certain restrictive provisions of the Indenture; and

•	any past default under the Indenture, subject to certain rights of the Trustee under the Indenture;

except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that are affected.

Defeasance. At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate our obligations:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.

If we exercise our legal defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth bullet point under “—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;

•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

Book Entry, Delivery and Form. We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee. The Bank of New York will be the Trustee under the Indenture. The Bank of New York also serves as trustee for our 8.375% Senior Notes due 2008, our 8.125% Senior Notes due 2011, our 9% Senior

Notes due 2012, our 7.50% Senior Notes due 2013, our 7.50% Senior Notes due 2014, our 7.00% Senior Notes due 2014, our 7.75% Senior Notes due 2015, our 6.375% Senior Notes due 2015, our 6.875% Senior Notes due 2016, our 6.625% Senior Notes due 2016 and our 6.25% Senior Notes due 2018. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

Governing Law. The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, 101,275 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,588,180 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), 203,298 shares are designated as 4.125% Cumulative Convertible Preferred Stock and 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005).

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

As of the date of this prospectus, we have 13,007,247 shares of authorized but unissued preferred stock which are undesignated. Currently 101,275 shares of preferred stock are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding; 1,588,180 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are currently outstanding; 203,298 shares of preferred stock are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding; and 4,600,000 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are currently outstanding. Our board of directors has also authorized the issuance of up to 500,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

The prospectus supplement relating to an offering of preferred stock will specify the terms of any series of preferred stock offered by it including:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange; and

•	any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

Outstanding Cumulative Convertible Preferred Stock

General. We have four series of Convertible Preferred Stock outstanding, each with substantially similar terms: the 6.00% Cumulative Convertible Preferred Stock, the 5.00% Cumulative Convertible Preferred Stock (Series 2003), the 4.125% Cumulative Convertible Preferred Stock and the 5.00% Cumulative Convertible Preferred Stock (Series 2005). Where the terms of the four series of preferred stock are similar, we refer to all four series of outstanding preferred stock as the “Convertible Preferred Stock.”

Ranking. All four series of Convertible Preferred Stock, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution, rank:

•	senior to all classes of our common stock and to the Series A Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the series of Convertible Preferred Stock (which we will refer to as the “Issue Date”) the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the series of Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•	on a parity with each other and any class of capital stock or series of preferred stock established after the Issue Date the terms of which expressly provide that such class or series will rank on a parity with the series of Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date the terms of which expressly provide that such class or series will rank senior to the series of Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

While any shares of any series of our Convertible Preferred Stock are outstanding, we may not authorize, increase the authorized amount of, or issue any shares of, any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares each series of Convertible Preferred Stock voting separately as a class. Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any shares of, any class or series of Parity Stock or Junior Stock. See “—Voting Rights” below.

Dividends. Holders of shares of 6.00% Cumulative Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 6.00% per share on the liquidation preference thereof of $50 per share of 6.00% Cumulative Convertible Preferred Stock (equivalent to $3.00 per annum per share). Dividends on the 6.00% Cumulative Convertible Preferred Stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the 6.00% Cumulative Convertible Preferred Stock, whether or not in any dividend period or periods there shall be funds legally available for the payment of such dividends.

Holders of shares of 5.00% Cumulative Convertible Preferred Stock (Series 2003) are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 5.00% per share on the liquidation preference thereof of $100 per share of 5.00% Cumulative Convertible Preferred Stock (Series 2003) (equivalent to $5.00 per annum per share). Dividends on the 5.00% Cumulative Convertible Preferred Stock (Series 2003) are payable quarterly on February 15, May 15, August 15 and November 15 of each year, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the 5.00% Cumulative Convertible Preferred Stock (Series 2003), whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Holders of shares of 4.125% Cumulative Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 4.125% per share on the liquidation preference thereof of $1,000 per share of 4.125% Cumulative Convertible Preferred Stock (equivalent to $41.25 per annum per share). Dividends on the 4.125% Cumulative Convertible Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the 4.125% Cumulative Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Holders of shares of 5.00% Cumulative Convertible Preferred Stock (Series 2005) are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 5.00% per share on the liquidation preference thereof of $100 per share of 5.00% Cumulative Convertible Preferred Stock (Series 2005) (equivalent to $5.00 per annum per share). Dividends on the 5.00% Cumulative Convertible Preferred Stock (Series 2005) are payable quarterly on January 15, April 15, July 15 and October 15 of each year at such annual rate, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the 5.00% Cumulative Convertible Preferred Stock (Series 2005), whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the foregoing, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law.

Liquidation Preference. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50 per share of the 6.00% Cumulative Convertible Preferred Stock, $100 per share of the 5.00% Cumulative Convertible Preferred Stock (Series 2003) and the 5.00% Cumulative Convertible Preferred Stock (Series 2005) and $1,000 per share of the 4.125% Cumulative Convertible Preferred Stock, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our assets or business (other than in connection with the liquidation, winding-up or dissolution of its business), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificates of designation do not contain any provisions requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights. The holders of the Convertible Preferred Stock have no voting rights except as set forth below or as otherwise required by Oklahoma law.

If dividends on a series of Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (which includes all three series of our Convertible Preferred Stock outstanding at the date of this prospectus), will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors unless our board is comprised of fewer than six directors at such time, in which case such holders will be entitled to elect one additional director. Upon the election of any additional directors, the number of directors that compose our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of each series of outstanding Convertible Preferred Stock, voting separately as a class, is required for the issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of that series of Convertible Preferred Stock. The certificates of designation provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of the holders of the Convertible Preferred Stock, and is not deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

In all cases in which the holders of Convertible Preferred Stock are entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

Conversion Rights. Each share of 6.00% Cumulative Convertible Preferred Stock is convertible at any time at the option of the holder thereof into 4.8605 shares of common stock (which is calculated using an initial conversion price of $10.287 per share of common stock) subject to adjustment for certain dilutive events (we refer to such price or adjusted price applicable to a particular series of Convertible Preferred Stock as the “Conversion Price”). Each share of 5.00% Cumulative Convertible Preferred Stock (Series 2003) is convertible at any time at the option of the holder thereof into 6.0962 shares of common stock (which is calculated using an initial conversion price of $16.40 per share of common stock) subject to adjustment for certain dilutive events and upon the distribution of cash dividends in excess of specified thresholds. Each share of 4.125% Cumulative Convertible Preferred Stock is convertible at the option of the holder thereof into 60.0555 shares of common stock (which was calculated using an initial conversion price of $16.65 per share of common stock), subject to adjustment for certain dilutive events and upon the distribution of cash dividends in excess of specified thresholds, only under the following circumstances: (1) the closing sale price of our common stock reaches, or the trading price of the preferred stock falls below, specified thresholds or (2) specified corporate transactions have occurred. Each share of 5.00% Cumulative Convertible Preferred Stock (Series 2005) is convertible at any time at the option of the holder thereof into 3.8811 shares of common stock (which was calculated using an initial conversion price of $25.766 per share of common stock) subject to adjustment for certain dilutive events.

Mandatory Conversion. At any time on or after March 20, 2006 our 6.00% Cumulative Convertible Preferred Stock will be, subject to our option to cause each share of the respective series of Convertible Preferred Stock to be automatically and mandatorily converted into that number of shares of common stock equal to the liquidation preference of $50.00 per share divided by the prevailing applicable Conversion Price. At any time on or after November 18, 2006, our 5.00% Cumulative Convertible Preferred Stock (Series 2003) will be and at any time on or after April 15, 2010, our 5.00% Cumulative Convertible Preferred Stock (Series 2005) will be, subject to our option to cause each share of the respective series of Convertible Preferred Stock to be automatically and mandatorily converted into that number of shares of common stock equal to the liquidation preference of $100.00 per share divided by the then prevailing Conversion Price. At any time on or after March 15, 2009, our 4.125% Cumulative Convertible Preferred Stock will be subject to our option to cause each share of 4.125% Cumulative Convertible Preferred Stock to be automatically and mandatorily converted into that number of shares of common stock equal to the liquidation preference of $1,000.00 per share divided by the then prevailing Conversion Price. We may exercise this right with respect to any series only if the closing price of our common stock equals or exceeds 130% of the then prevailing Conversion Price for the series for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on such series of Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

In addition to the mandatory conversion provision described above, if there become fewer than 250,000 shares of our 6.00% or 5.00% Cumulative Convertible Preferred Stock or fewer than 25,000 shares of our

4.125% Cumulative Convertible Preferred Stock outstanding, we may cause each share of that series of Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to the applicable liquidation preference per share divided by the lesser of the then prevailing Conversion Price and the Market Value for the five trading day period ending on the second trading day immediately prior to the date set for conversion. We may exercise this right only on or after March 20, 2008 with respect to the 6.00% Cumulative Convertible Preferred Stock, on or after November 18, 2008 with respect to the 5.00% Cumulative Convertible Preferred Stock (Series 2003), on or after March 15, 2009 with respect to the 4.125% Cumulative Convertible Preferred Stock and on or after April 15, 2010 with respect to the 5.00% Cumulative Convertible Preferred Stock (Series 2005).

The term “Market Value” means the average closing price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock).

Change of Control. Except as provided below, upon a Change of Control or Fundamental Change (as defined below), holders of each series of Convertible Preferred Stock shall, in the event that the Market Value at such time is less than the Conversion Price applicable to such series, have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of (i) the Market Value as of the Change of Control Date and (ii) $5.47 (with respect to the 6.00% Cumulative Convertible Preferred Stock), $7.9533 (with respect to the 5.00% Cumulative Convertible Preferred Stock (Series 2003), $8.0733 (with respect to the 4.125% Cumulative Convertible Preferred Stock), $13.21 (with respect to the 5.00% Cumulative Convertible Preferred Stock (Series 2005). This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by us in the manner specified in the certificates of designation. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Change of Control, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable determined for the period ending on the Change of Control Date. Notwithstanding the foregoing, upon a Change of Control in which (x) each holder of our common stock receives consideration consisting solely of, or 90% of (with respect to the 5.00% Cumulative Convertible Preferred Stock (Series 2005)), common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the NASDAQ National Market and (y) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the Convertible Preferred Stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in this paragraph. In addition, we may also be required to pay a make-whole premium in some circumstances upon the conversion of our 5.00% Cumulative Convertible Preferred Stock (Series 2005) following a Fundamental Change.

The certificates of designation define Change of Control or Fundamental Change as any of the following events:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than to Permitted Holders (as defined below);

•	the adoption of a plan the consummation of which would result in the liquidation or dissolution of our company;

•

the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of our aggregate voting power of the voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the

Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors (for the purposes of this definition, such other person shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors of such parent corporation);

•	during any period of two consecutive years, individuals who at the beginning of such period composed our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	in the case of the 5.00% Cumulative Convertible Preferred Stock (Series 2005) only, our common stock ceases to be listed on a national securities exchange or quoted on Nasdaq or another over-the-counter market in the United States.

For purposes of the definition of “Change of Control,” and “Fundamental Change” the term “Permitted Holders” means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates.

The phrase “all or substantially all” of the assets of our company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our 4.125% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005).

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC on a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. If the Bank Depositary, however, determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

PLAN OF DISTRIBUTION

Any of the securities being offered hereby may be sold in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers; or

•	directly by us.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold. We may periodically engage agents or underwriters in connection with at-the-market offerings or negotiated transactions involving our common stock.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the price at which securities are first offered to the public (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

If so indicated in the applicable prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

Each series of securities will be a new issue and, other than our common stock, which is listed on The New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the debt securities and depositary shares offered by this prospectus have been passed upon for us by Vinson & Elkins L.L.P. The validity of the preferred stock (including any preferred stock underlying any depositary shares) and the common stock (including any common stock issuable upon the conversion of any preferred stock) offered by this prospectus have been passed upon for us by Commercial Law Group, P.C. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2004, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

2,500,000 Shares

    % Cumulative Convertible Preferred Stock

PROSPECTUS SUPPLEMENT

September     , 2005

Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC

CREDIT SUISSE FIRST BOSTON

LEHMAN BROTHERS

MORGAN STANLEY

WACHOVIA SECURITIES

Senior Co-Managers

BEAR, STEARNS & CO. INC.	CITIGROUP	DEUTSCHE BANK SECURITIES

GOLDMAN, SACHS & CO.	RAYMOND JAMES	UBS INVESTMENT BANK

Co-Managers

GILFORD SECURITIES INCORPORATED	HARRIS NESBITT	HOWARD WEIL INCORPORATED

JEFFERIES & COMPANY, INC.	JOHNSON RICE & COMPANY L.L.C.	PRITCHARD CAPITAL PARTNERS, LLC

SIMMONS & COMPANY INTERNATIONAL